UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 2, 2016

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

Eindhoven, the Netherlands, June 2, 2016 - NXP Semiconductors N.V. (NASDAQ: NXPI) (“NXP”) today announces the results of its Annual General Meeting of Shareholders held on June 2, 2016.

The General Meeting of Shareholders resolved on the following items:

•	adoption of NXP’s financial statements for the financial year 2015

•	discharge of the executive member and non-executive members of the Board of Directors of NXP for their responsibilities in the financial year 2015

•	re-appointment of Mr. R.L. Clemmer as executive director with effect from June 2, 2016

•	re-appointment of Sir Peter Bonfield as non-executive director with effect from June 2, 2016

•	re-appointment of Mr. J.P. Huth as non-executive director with effect from June 2, 2016

•	re-appointment of Mr. K.A. Goldman as non-executive director with effect from June 2, 2016

•	re-appointment of Dr. Marion Helmes as non-executive director with effect from June 2, 2016

•	re-appointment of Mr. J. Kaeser as non-executive director with effect from June 2, 2016

•	re-appointment of Mr. I. Loring as non-executive director with effect from June 2, 2016

•	re-appointment of Mr. Eric Meurice as non-executive director with effect from June 2, 2016

•	re-appointment of Mr. Peter Smitham as non-executive director with effect from June 2, 2016

•	re-appointment of Ms. Julie Southern as non-executive director with effect from June 2, 2016

•	re-appointment of Mr. Gregory Summe as non-executive director with effect from June 2, 2016

•	re-appointment of Dr. Rick Tsai as non-executive director with effect from June 2, 2016

•	determination of the remuneration of the members of the Audit Committee and the Nominating and Compensation Committee of the Board of Directors

•	authorization of the Board of Directors to issue shares or grant rights to acquire shares

•	authorization of the Board of Directors to restrict or exclude pre-emption rights

•	authorization of the Board of Directors to acquire ordinary shares in NXP’s capital

•	authorization of cancellation of repurchased shares in NXP’s capital

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 2nd of June 2016.

NXP Semiconductors N.V.

/s/ G.R.C. Dierick
G.R.C. Dierick, General Counsel